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Exhibit 12.1

NeighborCare, Inc.
Ratio of Earnings to Fixed Charges

	Successor			Predecessor
	Fiscal Year Ended September 30,
	2004	2003	2002	2001	2000
Earnings
Income from continuing operations before income taxes and equity earnings	(2,717)	1,908	(6,440)	920,964	(174,490)
Equity in earnings of >50% owned affiliates	503	360	179	873	703
Adjusted pre-tax income (loss) from continuing operations	(3,220)	1,548	(6,619)	920,091	(175,193)
Fixed charges	19,018	14,358	17,186	45,188	61,491
Earnings from continuing operations before fixed charges	15,798	15,906	10,567	965,279	(113,702)
Fixed charges
Interest expense	19,018	14,358	17,186	45,188	61,491
Total fixed charges	19,018	14,358	17,186	45,188	61,491
Ratio of earnings to fixed charges	*	1.11	*	21.36	*
*
For the fiscal years ended September 30, 2004, 2002, and 2000, our earnings were insufficient to cover fixed charges by $3.2 million, $6.6 million and $175.2 million, respectively.

Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.

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NeighborCare, Inc. Ratio of Earnings to Fixed Charges